

Mail Stop 3720

June 10, 2011

<u>Via E-mail</u>
James A. Hyde
President
NTELOS Wireline One Inc.
401 Spring Lane
Suite 300
Waynesboro, VA 22980

> **Re: NTELOS Wireline One Inc.**
> **Registration Statement on Form 10**
> **Filed May 16, 2011**
> **File No. 001-35180**

Dear Mr. Hyde:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please file your exhibits, such as the separation and other agreements with NTELOS Holding Corporation, as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding them.

<u>Exhibit 99.1 Information Statement</u>

2. We note a number of blank spaces throughout your information statement concerning conversion ratios, among other things. Please include this disclosure in your revised

information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Summary, page 8

Our Business, page 9

3. We note that you intend to incur between $325 million and $355 million of total indebtedness in connection with the spin-off transaction. We also note that you intend to pay $315 to $335 to NTELOS, Inc. to settle an intercompany debt and fund a mandatory repayment resulting from the Separation with the balance. Please provide the following information regarding the proposed repayment:

- specify that the loans from NTELOS, Inc. were used to fund your recent acquisitions;
- specify the factors that contribute to variability of the amount that you may have to pay to NTELOS, Inc. ;
- clarify in your letters to your stockholders, and the coverpage to the information statement, that the mandatory repayment under NTELOS, Inc.'s credit facility is triggered by the Separation; and
- disclose the estimated, aggregate amount of the mandatory repayment under NTELOS, Inc.'s credit facility as of the most recent practicable date.

4. We note your disclosure that you expect to continue to pay a dividend following the separation. However, on page 54 for example, you also disclose that your ability to pay dividends may be restricted by the credit facility you will enter into in connection with the separation. Please clarify whether you anticipate that your credit facility will impair your ability to continue to pay dividends following the separation.

The Separation, page 9

5. Please briefly discuss the specific risks, costs, and other negative factors associated with the spin-off considered by the NTELOS board.

Questions and Answers about the Separation, page 11

What is the Separation, page 12

6. Please clarify that the shares NTELOS will receive in exchange for the transfer of its wireline assets to you will subsequently be distributed to NTELOS shareholders in the distribution. In addition, to the extent true, that NTELOS will not retain any shares in your company following the distribution. To the extent NTELOS will retain some number, or percentage, of shares following the distribution, please disclose such number or percentage.

What are the U.S. federal income tax consequences of the distribution, page 15

7. We note your statement in sentence two of this section that in addition to the receipt of a private letter ruling from the Internal Revenue Service, in connection with the Distribution you intend to "obtain, immediately before the Distribution, an opinion of counsel from Troutman Sanders LLP" with respect to the tax consequences of the proposed Distribution. Elsewhere, such as on page 53, it appears that you will obtain the opinion of Troutman Sanders "to the extent qualification for tax free treatment is not addressed in the private letter ruling." Please revise to clarify here and throughout your document that these are separate conditions, each waivable by the Board.

8. Please advise us whether you will file the opinion of Troutman Sanders as an exhibit to the filing, or attach it as an appendix, to the extent that an opinion is obtained.

Summary of the Separation and Distribution, page 16

Management of WirelineCo, page 17

9. Please prominently disclose that six of your directors are currently serving on the board of NTELOS. In addition, please disclose how many of those directors will continue to serve on NTELOS board following the Separation.

10. Please clarify that James A. Hyde will serve as president and chief executive officer of your company following the Separation for at least six months. In addition, please disclose that Mr. Hyde will continue to serve as president of NTELOS as well. Disclose that Frank Berry will serve as your COO. In addition, please disclose here and in the related disclosure in your Management section, that you do not currently have a chief financial officer and whether you expect to fill that position prior to the Separation.

Risk Factors, page 23

Our competitors have substantial business advantages, page 27

11. We note your disclosure that large ILECs serve as both your competitors and suppliers. Please expand this risk factor to discuss the services you purchase from ILECs in your markets and how your business is dependent on these services.

The Quadrangle Entities continue to have significant influence, page 37

12. Please provide us supplementally with your legal analysis of whether the shares you issue to Quadrangle in connection with this spin-off will be considered restricted securities. See Staff Legal Bulletin No. 4.

The Separation, page 40

Reasons for the Separation, page 43

13. Please clarify what rights to use, or restrictions on use of, the NTELOS name will be included in the separation agreement.

Treatment of Stock Options and Other Stock-based Awards, page 46

14. For illustrative purposes, please provide an example of how options held by (i) an NTELOS employee who becomes your employee, (ii) a joint service employee and (iii) an employee who remains at NTELOS following the separation will be adjusted at the time of Separation, including the issuance of new options. Please provide an example for restricted stock awards as well.

Certain U.S. Federal Income Tax Consequences, page 49

15. Please note that unless you receive a private letter ruling from the IRS prior to effectiveness of this registration statement, this section must be revised to state the legal conclusion that the distribution will be tax free to NTELOS shareholders as the legal opinion or your tax counsel. If you obtain a private letter ruling in lieu of an opinion of counsel prior to effectiveness, please file the private letter ruling as an exhibit to your registration statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

16. We note from your disclosures on page 133, that NTELOS will provide transitional services to you for up to two years following the distribution date unless a particular service is terminated pursuant to the agreement. Please include a note to the pro forma financial statements describing these agreements, and indicate that they have not been contemplated in the pro forma results.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 64

17. Please provide additional disclosure regarding your "wavelength" product disclosed in the third sentence of the first paragraph.

18. Please specify whether there any ongoing payment obligations related to the Allegheny or FiberNet acquisitions, including any performance payments.

19. We note from your risk factor disclosures on page 31 and in the Separation Overview on page 65 that you expect to incur additional expenses as a result of the Separation and will require transition services from NTELOS for a period of time. Please revise to describe the transition services agreement in more detail and provide information about the

potential variability of your earnings and cash flows after becoming a stand-alone company and in the event that the early termination provisions are exercised by either party.

20. We refer to the Employee Matters and Tax Matters Agreements discussed on page 134. Please revise to describe these agreements in more detail and provide information about the potential variability of your earnings and cash flows as they relate to these agreements after becoming a stand-alone.

Business Segments, page 65

21. Please provide additional disclosure regarding your "carrier's carrier network" services.

22. In order to provide balanced disclosure, please disclose that amount of total revenue contributed by the Competitive segment in 2010 without including the FiberNet acquisition for the full year.

23. We note your disclosure that "[w]hile RLEC owns the fiber, the products are sold through the Competitive segment." Please revise your disclosure to clarify the relationship between your Competitive and RLEC segments, including a discussion of the underlying assets used to support each segment's products.

24. We note your disclosure that RLEC revenues declined 4.2% from 2009 to 2010. However, on page 68 you disclose that RLEC revenues declined 3.4%. Please reconcile.

Liquidity and Capital Resources, page 75

25. Please disclose the material items that comprise the $68.3 million of other-long term liabilities you had outstanding at December 31, 2010.

26. Please clarify that you have $500,000 of unrestricted cash available as of December 31, 2010.

Contractual Obligations and Commercial Commitments, page 77

27. Please explain why the $68.3 million of other long-term liabilities disclosed on page 75 are not included in this table.

Management, page 96

28. Please specify expected size of your board of directors following the Separation.

29. Please specify whether Mr. Guth, Ms. North and Mr. Vaughn will continue to serve as directors of NTELOS following the Separation.

Director Compensation, page 102

30. We note your disclosure that "all NTELOS stock option and restricted stock awards held" by your directors prior to the Separation will be converted into your stock options and awards. Please confirm that all NTELOS stock options and restricted stock held by directors that will continue to serve on NTELOS' board will be converted.

Compensation Discussion and Analysis, page 106

31. We note that you include NTELOS CD&A and executive compensation tables for 2009 and 2010. Please provide a summary at the beginning of this section discussing the specific ways in which you expect that your compensation policy will differ from NTELOS'.

Key Employee Retention Program, page 115

32. We note that on December 7, 2010, you approved a restricted stock award for Mr. Hyde. We note that a portion of Mr. Hyde's award is subject to performance vesting provisions. Pursuant to Item 402(b)(2)(v), please disclose the performance metrics that will need to be met for that portion of Mr. Hyde's award to vest. To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure is not required as disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

Perquisites and Other Benefits, page 117

33. Please specify whether you plan to pay for all, or a portion, of any of these perquisites following the Separation.

Agreements with NTELOS, page 130

34. Disclose when you anticipate you will finalize the terms of the various agreements summarized throughout this sections. To the extent possible, provide an expanded discussion of the material terms of each agreement, including quantified disclosure of amounts payable, when you must pay, termination provisions, etc.

Financial Statements of WirelineCo.

35. We note that the financial statements refer to WirelineCo rather than NTELOS Wireline One, Inc. Please tell us how WirelineCo relates to NTELOS Wireline One, Inc., the name on the face of your Form 10.

Note 2. Acquisitions, page F-8

36. We note that you used the income, cost and market approaches to determine the fair values of the assets acquired and liabilities assumed of FiberNet. This statement is overly general. Please revise to clarify which methods were used for the most material assets acquired and liabilities assumed.

Note 3. Significant Accounting Policies, page F-10

37. We note from your disclosures that the financial results of WirelineCo have been adjusted to reflect certain corporate expenses which were not previously allocated to the RLEC and Competitive segments of NTELOS Holdings Corp. Since agreements with related parties are by definition not at arm's-length and may be changed at any time, please revise your footnote disclosure, when practicable, to disclose management's estimate of what the expenses (other than income taxes and interest discussed separately below) would have been on a standalone basis. In other words, disclose what cost would have been incurred if the segments had operated as unaffiliated entities. This disclosure should be presented for each year for which an income statement is presented. Please refer to question two of SAB Topic 1B.

Financial Statements of Mountaineer Telecommunications, LLC (FiberNet)

Independent Auditors' Report, page F-25

38. Please revise the accountants report for Mountaineer Telecommunications, LLC, which was issued by Deloitte and Touche LLP, to include the city and State where the report was issued in accordance with Article 2-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel

Larry Spirgel
Assistant Director

cc: David M. Carter, Esq.